CORPORATE POLICIES
INSIDER TRADING POLICY

Policy Owner:    William Appleton, Executive Vice President and General Counsel.
Corrective Action:    The standards described in this policy will be consistently enforced. Any employee who violates the policy may be subject to a full range of disciplinary measures, including suspension or termination, responsibility for financial damages and possible criminal prosecution and fines or penalties levied by governmental agencies.
Approval Process:    This policy must be reviewed annually by the Audit Committee of the Company’s Board of Directors.
Initial Approval:    This policy was approved on May 22, 1997, by the Company’s Board of Directors.
Last Amended:    February 21, 2022

Scripps insider trading policy provides:

•No trading or tipping on the basis of material non-public information.

(Directors and employees must be careful not to disclose material confidential information to members of their immediate family or household or to friends and acquaintances. If a family member or friend trades on the basis of “tipped” information, the Securities and Exchange Commission (“SEC”) may hold the director or employee responsible.)

•All transactions in Company stock by directors and officers and other employees who routinely have access to material non-public information (“Key Employees”) must be precleared. Key Employees include officers of the Company and other employees designated by the Company’s CEO, CFO or General Counsel.

•All directors, officers and Key Employees are prohibited from hedging or pledging shares of Class A common stock.

•Disclosure of confidential information by any employee or director is prohibited, except in the performance of regular duties.

No trading will be permitted when the Company is involved in negotiations with an outside party if such negotiations are considered material information and have not been disclosed to the public.

Purpose. This policy is intended to protect our business and to assure compliance with laws and regulations concerning misuse of material non-public information. We want to protect the Company, our employees and our directors from legal liability and to prevent inadvertent violations of law or the appearance of impropriety.

Who must comply. Insider trading is prohibited by both federal law and this policy. All directors, officers and Key Employees of the Company must comply with the preclearance section of this policy and will be asked annually to certify that they have complied with it.

Company assistance. Any questions regarding the policy or its application to a particular case should be directed to William Appleton by phone at 513-977-3997 or e-mail at appleton@scripps.com. The ultimate responsibility, however, for adhering to the policy and avoiding improper transactions rests with the individual.

Reporting Suspected Violations. If you are aware of a violation of this policy or the securities laws relating to insider trading, or believe a violation may occur, you should alert the General Counsel of the Company or, in his absence, the Deputy General Counsel, the Chief Financial Officer or the Chief Executive Officer of the Company. As outlined generally in the Company’s Code of Conduct, no retaliation against a person reporting violations hereunder will be tolerated.

1.No Trading or Tipping on the Basis of Material Non-Public Information

    If a director or officer or any other employee is in possession of material non-public information regarding the Company, he or she may not trade directly or indirectly in the Company’s stock or disclose (“tip”) any such information to another person. Similarly, if a director or officer or any other employee is in possession of material, non-public information of any other publicly-held company (such as a vendor or client of the Company), he or she may not trade directly or indirectly in the securities of any such company or tip any such information to another person until such material information is disclosed publicly. Civil and criminal penalties may apply whether or not one derives any benefit from the actions of a person tipped by him or her.

    Compliance by Immediate Family - Each director, officer and other employee is responsible for compliance with this policy by his or her “immediate family,” which includes any spouse, child, stepchild, grandchild, grandparent, parent, brother, sister, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, aunt, uncle, and all adopted relatives, and by each member of his or her household (whether or not a family member).

Controlled Entities or Transactions – Each director, officer and other employee is also responsible for compliance with this policy by corporations, partnerships, trusts or other entities that he or she controls or whose transactions in Company stock he or she controls.

2. Preclearance Policy

    To help prevent inadvertent violations and avoid the appearance of improper transactions which could result, for example, when an officer, director or Key Employee engages in a trade while unaware of a pending major development, the Company has implemented the procedures outlined below for preclearance by each such person of all trades.

    All transactions in Company stock by directors, officers, and Key Employees must be precleared by the Chief Financial Officer or General Counsel. To initiate the preclearance process, a person contemplating a transaction should contact Bill Appleton in advance through e-mail (appleton@scripps.com) or by phone at (513) 977-3997. In his absence, you should contact Jason Combs in advance through e-mail (jason.combs@scripps.com) or by phone at (513) 977-3981.

Preclearance by the Company is not a defense if the individual who has been precleared to trade has material inside information unknown to the person who precleared his or her trade or who has such information when the person who precleared the trade believed in good faith that he or she did not have that information.

    Blackout-Periods. Because our quarterly financial results, when announced, may have a material effect on the market price of our stock, trading in the Company’s stock by directors, officers and Key Employees is prohibited during a black-out period beginning on the fifteenth day of the last of month of each fiscal quarter and ending two trading days after the Company’s quarterly earnings release.

    It is improper for an officer, director or Key Employee to trade in company stock immediately after the company has made a public announcement of material information, including a quarterly earnings release. Because the company’s shareholders and the investing public should be afforded the time to receive the information and act upon it, one may not engage in any transactions until the second business day after the day that information has been released. For example, if an announcement were made on a Monday, the first day on which one could trade is Wednesday.

Pre-Arranged Trading Plans. Pre-arranged trading plans that comply with SEC Rule 10b5-1 are permitted but must be precleared in accordance with the pre-clearance procedure, as discussed above. Any modification or termination of such plans must be precleared and the Company, in its discretion, may place restrictions or other conditions on any modification or termination in order to further the purpose of this Policy.

Standing Orders. Standing orders, which are instructions to a broker to buy or sell Company stock at certain prices in the future, may result in a broker’s exercising a transaction when you are in possession of material non-public information since the broker controls the timing of the transaction under the order. For this reason, all standing orders (except standing orders under approved Rule 10b5-1 trading plans) may be used only for such period of time specifically allowed under the preclearance policy discussed above.

Employee Stock Purchase Plan. An officer or key employee may commence participation in this plan or increase or decrease the amount of money withheld from pay in connection with the plan, but must first be precleared.

Gifts. Stock gifts must be precleared and may not be made during a blackout period.

3. No Hedging or Pledging

Directors, officers and Key Employees are prohibited from (i) pledging shares of Class A common stock or derivatives thereof or (ii) purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) or engaging in transactions (including “short sales”) that, in either case, hedge or offset or are designed to hedge or offset any decrease in the market value of shares of Class A common stock or derivatives thereof.

4. Protecting Confidential Information

The disclosure by Company personnel of confidential information is prohibited, except as required in the performance of one’s regular duties. Special care must be taken to protect and maintain the integrity of confidential information.

5. Communications with the Media

    Only representatives designated by the Company may communicate on its behalf with the media and the investment community. If inquiry is made of you, refer the party making the inquiry to Carolyn Micheli, Vice President/Corporate Communications and Investor Relations.

1.Material Information: Material information is any information that an investor would consider important in, or would give him or her an advantage in, deciding to buy, hold or sell securities of the Company. Any information that could reasonably affect the market price of Company stock is material. Examples of matters that may be material are financial results and trends, acquisitions or divestitures of businesses, joint ventures, dividend actions and stock splits, significant financing developments, the status of labor negotiations, and significant regulatory, litigation or contractual developments.

2.Non-public Information: Non-public information is any information that has not been disclosed generally to the marketplace.

1.Why do we have an insider trading policy?

The E.W. Scripps Company is committed to its responsibilities under federal and state securities laws, and this policy enables our directors, officers and employees to gain a better understanding of, and comply with, such laws.

2.How do you initiate a preclearance request?

Please contact Bill Appleton in advance through e-mail (appleton@scripps.com) or by phone at (513) 977-3997. In his absence, you should contact Jason Combs in advance through e-mail (jason.combs@scripps.com) or by phone at (513) 977-3981.

3.How do I know if I am a Key Employee?

If you are a Key Employee (and thus subject to the preclearance provisions of Section C.2 of this policy) you will be so informed by the Company. You will be made aware of your status annually, typically during the fourth quarter by e-mail.

4.May I enroll in the Employee Stock Purchase Plan or increase or decrease the amount of my pay that I allocate to that plan without first preclearing with Bill Appleton?

No, you may not. You must call Bill Appleton or in his absence, Jason Combs, because the preclearance policy applies to those potential actions.